UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated January 26, 2026

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors - Changes to Membership

Appointment of a Director

Effective as of January 26, 2026, the board of directors (the "Board") of Integrated Media Technology Limited (the "Company") appointed Ms. Jannu Binti Babjan ("Ms. Babjan"), aged 59, as an independent non-executive member of the Board.

Ms. Babjan, aged 59, is an Advocate & Solicitor practicing in Malaysia operating her own proprietary business for the past 10 years. She has over 33 years of experience in civil litigations in a wide range of areas including commercial disputes, employment and industrial matters, shareholder disputes, etc. Ms. Babjan has acted for clients in all tiers of the Malaysian Legal System from the magistrate courts right up to the Federal Court of Malaysia.

Ms. Babjan graduated from the University of Malaya - LLB (Hons) Malaya.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 28, 2026

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer